

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2021

By E-Mail

Eleazer Klein, Esq.
Schulte Roth & Zabel
919 Third Avenue
New York, NY 10022

     Re: Exxon Mobil Corporation
            Soliciting Materials filed pursuant to Rule 14a-12
            Filed on March 1, 2021 by Engine No. 1 LLC et. al.
            File No. 001-02256

Dear Mr. Klein:

    We have reviewed the above-captioned filing and have the following comments.

DFAN14A filed March 1, 2021

1.   With a view toward revised disclosure, please provide us supplemental support for the statement that "…ExxonMobil has now conceded the need for board change…."

2.   Please ensure that all filings made under Rule 14a-12 include the information and legend required under Rule 14a-12(a)(1).

    Please direct any questions to me at (202) 551-3619.

                          Sincerely,

                          /s/ Daniel F. Duchovny
                          Daniel F. Duchovny
                          Special Counsel
                          Office of Mergers and Acquisitions